GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended December 31, 2022 and December 31, 2021

(Expressed in US dollars)

(Unaudited)

GREENPOWER MOTOR COMPANY INC.

Consolidated Condensed Interim Financial Statements
(Expressed in US Dollars)
(Unaudited)

December 31, 2022

Consolidated Condensed Interim Statements of Financial Position	3

Consolidated Condensed Interim Statements of Operations and Comprehensive Loss	4

Consolidated Condensed Interim Statements of Changes in Equity	5

Consolidated Condensed Interim Statements of Cash Flows	6

Notes to the Consolidated Condensed Interim Financial Statements	7 - 21

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Financial Position
As at December 31, 2022 and March 31, 2022
(Expressed in US Dollars)

	As at December 31, 2022	As at March 31, 2022
	(Unaudited)	(Unaudited)
Assets
Current
Cash and restricted cash (Note 3)	$609,672	$6,888,322
Accounts receivable, net of allowances (Note 4)	7,861,540	2,916,991
GST receivable	117,423	89,511
Current portion of finance lease receivables (Note 5)	703,492	443,880
Inventory (Note 6)	46,199,995	32,254,854
Prepaids and deposits	305,648	501,519
	55,797,770	43,095,077
Non-current
Finance lease receivables (Note 5)	2,447,320	2,951,859
Right of use assets (Note 7)	4,722,277	116,678
Property and equipment (Note 8)	2,697,706	3,443,317
Other assets	1	1
	$65,665,074	$49,606,932

Liabilities
Current
Line of credit (Note 9)	$7,978,271	$5,766,379
Accounts payable and accrued liabilities (Note 14)	7,008,063	1,734,225
Deferred revenue (Note 12)	11,077,144	3,578,877
Loans payable to related parties (Note 14)	3,202,156	-
Current portion of warranty liability (Note 17)	461,244	313,517
Current portion of lease liabilities (Note 7)	425,729	120,609
Current portion of term loan (Note 19)	5,469	-
	30,158,076	11,513,607
Non-current
Deferred revenue (Note 12)	1,451,806	2,935,835
Other liabilities	36,407	42,831
Lease liabilities (Note 7)	4,549,732	-
Term loan (Note 19)	836,114	-
Warranty liability (Note 17)	1,298,443	729,466
	38,330,578	15,221,739

Equity
Share capital (Note 10)	71,863,355	70,834,121
Reserves	12,616,114	10,038,816
Accumulated other comprehensive loss	(227,250)	(128,436)
Accumulated deficit	(56,917,723)	(46,359,308)
	27,334,496	34,385,193
	$65,665,074	$49,606,932

Nature and Continuance of Operations and Going Concern - Note 1
Subsequent Events - Note 22

Approved on behalf of the Board on February 10, 2023

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Operations and Comprehensive Loss
For the Three and Nine Months Ended December 31, 2022 and 2021
(Expressed in US Dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	December 31,	December 31,	December 31,	December 31, 2021
	2022	2021	2022	(as restated - Note 20)

Revenue (Note 16 and 17)	$12,771,180	$5,313,352	$24,348,746	$12,922,809
Cost of sales	9,891,401	3,837,303	18,605,858	9,643,137
Gross Profit	2,879,779	1,476,049	5,742,888	3,279,672

Sales, general and administrative costs
Salaries and administration (Note 14)	1,933,627	1,503,602	5,615,339	4,022,759
Depreciation (Notes 7 and 8)	330,522	127,210	816,550	392,685
Product development costs	615,759	286,007	1,370,432	926,675
Office expense	352,440	128,504	628,810	292,434
Insurance	585,096	374,117	1,257,294	804,740
Professional fees	383,372	272,168	1,070,687	791,932
Sales and marketing costs	145,264	133,424	747,860	421,268
Share-based payments (Notes 11 and 14)	500,933	1,109,505	3,177,449	2,787,822
Transportation costs	660,751	52,679	785,891	186,374
Travel, accommodation, meals and entertainment	204,104	202,770	521,181	419,081
Allowance for credit losses (Note 4)	235,032	87,644	209,995	100,116
Total sales, general and administrative costs	5,946,900	4,277,630	16,201,488	11,145,886

Loss from operations before interest, accretion and foreign exchange	(3,067,121)	(2,801,581)	(10,458,600)	(7,866,214)

Interest and accretion	(374,561)	(94,103)	(766,464)	(365,585)
Other income (Note 21, Note 8)	72,867	-	72,867	362,978
Foreign exchange loss	-	(62,772)	(36)	(64,546)

Net loss for the period	(3,368,815)	(2,958,456)	(11,152,233)	(7,933,367)

Other comprehensive income / (loss)
Cumulative translation reserve	52,372	(3,204)	(98,814)	(30,080)

Total comprehensive net loss for the period	$(3,316,443)	$(2,961,660)	$(11,251,047)	$(7,963,447)

Net loss per common share, basic and diluted	$(0.14)	$(0.13)	$(0.48)	$(0.37)

Weighted average number of common shares outstanding, basic and diluted	23,401,591	22,206,047	23,234,740	21,662,425

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Changes in Equity
For the Nine Months ended December 31, 2022 and 2021
(Expressed in US Dollars)	Share Capital
(Unaudited)	Number of			Accumulated other	Accumulated
	Common shares	Amount	Reserves	comprehensive loss	Deficit	Total

Balance, March 31, 2021	20,892,560	$61,189,736	$6,677,123	$(89,023)	$(31,625,388)	$36,152,448

Share issuance costs	-	(27,329)	-	-	-	(27,329)

Shares issued for exercise of warrants	1,239,942	5,049,346	(994,161)	-	-	4,055,185

Shares issued for exercise of stock options	116,429	943,686	(576,128)	-	-	367,558

Share based payments	-	-	2,787,822	-	-	2,787,822

Cumulative translation reserve	-	-	-	(30,080)	-	(30,080)

Net loss for the period	-	-	-	-	(7,933,367)	(7,933,367)

Balance, December 31, 2021	22,248,931	$67,155,439	$7,894,656	$(119,103)	$(39,558,755)	$35,372,237

Balance, March 31, 2022	23,148,038	$70,834,121	$10,038,816	$(128,436)	$(46,359,308)	$34,385,193

Shares issued for cash	458,404	1,100,145	-	-	-	1,100,145

Share issuance costs	-	(86,005)	-	-	-	(86,005)

Shares issued for conversion of stock options	3,322	15,094	(6,333)	-	-	8,761

Share-based payments	-	-	3,177,449	-	-	3,177,449

Fair value of stock options forfeited	-	-	(593,818)	-	593,818	-

Cumulative translation reserve	-	-	-	(98,814)	-	(98,814)

Net loss for the period	-	-	-	-	(11,152,233)	(11,152,233)

Balance, December 31, 2022	23,609,764	$71,863,355	$12,616,114	$(227,250)	$(56,917,723)	$27,334,496

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Cash Flows
For the Nine Months Ended December 31, 2022 and 2021
(Expressed in US Dollars)
(Unaudited)
	December 31,	December 31,
	2022	2021

Cash flows from (used in) operating activities
Loss for the period	$(11,152,233)	$(7,933,367)
Items not affecting cash
Allowance for credit losses	209,995	100,116
Depreciation	816,550	392,685
Share-based payments	3,177,449	2,787,822
Accretion and accrued interest	171,311	17,633
Amortization of deferred financing fees	-	338,625
(Gain) / Loss on disposal of equipment	(72,867)	2,300
Forgiveness of PPP loan	-	(365,278)
Foreign exchange loss	36	64,546
Cash flow used in operating activities before changes in non-cash items	(6,849,759)	(4,594,918)

Changes in non-cash items:
Accounts receivable	(4,834,239)	(941,779)
GST receivable	(27,912)	1,882
Inventory	(13,366,674)	(17,116,727)
Prepaids and deposits	198,426	(73,685)
Promissory note receivable	-	(3,915)
Finance lease receivables	244,927	113,646
Accounts payable and accrued liabilities	5,190,276	(109,732)
Deferred revenue	6,014,238	(101,291)
Warranty liability	716,704	113,772
	(12,714,013)	(22,712,747)

Cash flows from (used in) investing activities
Proceeds from disposal of property and equipment, net of fees	874,184	1,300
Purchase of property and equipment	(222,232)	(232,734)
Acquisition of assets from Lion Truck Body Inc.	(215,000)	-
	436,952	(231,434)

Cash flows from (used in) financing activities
Loans from related parties	3,202,156	-
Proceeds from (repayment of) line of credit	2,211,892	4,104,678
Principal payments on promissory note	-	(34,393)
Principal payments on lease liabilities	(164,561)	(217,953)
Share issuance costs	(86,005)	(27,329)
Proceeds from issuance of common shares	1,100,145	-
Proceeds from exercise of stock options	8,761	367,558
Proceeds from exercise of warrants	-	4,055,185
	6,272,388	8,247,746

Foreign exchange on cash	(273,978)	(191,605)

Net decrease in cash and restricted cash	(6,278,650)	(14,888,040)
Cash and restricted cash, beginning of period	6,888,322	15,207,948
Cash and restricted cash, end of period	$609,672	$319,908

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)
Please see Note 21 for supplemental cash flow disclosure

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Nine Months Ended December 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

1. Nature and Continuance of Operations and Going Concern

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is in the business of manufacturing and distributing all-electric transit, school and charter buses.

The corporate office is located at Suite 240 - 209 Carrall St., Vancouver, Canada.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with our audited financial statements for the year ended March 31, 2022.

The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows. As at December 31, 2022, the Company had a cash balance of $609,672, working capital of $25,639,694, accumulated deficit of ($56,917,723), and shareholder's equity of $27,334,496. These consolidated condensed interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. To this end, the Company has a history of delivering all-electric buses to customers, has a backlog of orders for delivery, has a line of credit with a credit limit of up to $8 million, and has an at the market equity offering under which the Company may, from time to time and at its discretion, sell common shares for aggregate gross proceeds of up to $20 million, of which approximately $1.1 million has been sold as of December 31, 2022. The Company's ability to achieve its business objectives is subject to material uncertainty which may cast significant doubt upon the Company's ability to continue as a going concern.

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have seen a re-opening of the economy, and a resumption of travel and sales activity, the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

The Company's business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia's military action against Ukraine and the sanctions imposed in response to that action in late February 2022.  While the Company expects any direct impacts, of the pandemic and the war in the Ukraine, to the business to be limited, the indirect impacts on the economy and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

These consolidated condensed interim financial statements were approved by the Board of Directors on February 10, 2023.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Nine Months Ended December 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies

Basis of presentation

GreenPower has applied the same accounting policies and methods of computation in its Consolidated Condensed Interim Financial Statements as in the annual audited financial statements for the year ended March 31, 2022, except for the following which either did not apply to the prior year or are amendments which apply for the current fiscal year. Not all of these amendments are expected to impact the Company's financial statements as they are either not relevant to the Company's activities or require accounting which is consistent with the Company's current accounting policies.

Business Combinations

The Company applies the acquisition method in accounting for business combinations.

The Company measures goodwill as the difference between the fair value of the consideration transferred, including the recognized amount of any non-controlling interests in the acquiree, and the net recognized amount (fair value) of the identifiable assets acquired and liabilities assumed, all measured as at the acquisition date. Consideration transferred includes the fair value of the assets transferred (including cash), liabilities incurred by the Company on behalf of the acquiree, the fair value of any contingent consideration and equity interests issued by the Company. The fair values of inventories acquired in a business combination are determined based on the estimated selling price in the ordinary course of business less the estimated costs of sale and a reasonable profit margin based on the effort required to complete and sell the inventories. The fair values of property and equipment recognized as a result of a business combination is based on either the cost approach or market approach, as applicable. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties each act knowledgeably and willingly. For the cost approach, the current replacement cost or reproduction cost for each major asset is calculated. Transaction costs that the Company incurs in connection with a business combination are expensed immediately. Lease liabilities and corresponding right-of-use assets are recognized for leases in which the acquiree is a lessee. The lease liability is measured at the present value of the remaining lease payments as if the acquired lease were a new lease at the acquisition date. The right-of-use asset is equal to the lease liability, adjusted to reflect favourable or unfavourable market terms.

Adoption of accounting standards

Amendments to IAS 37, which became effective for reporting periods beginning after January 1, 2022, was amended to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Amendments to IAS 37 did not cause a change to the Company's financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the December 31, 2022 reporting period. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Nine Months Ended December 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

3. Cash and Restricted Cash

As at December 31, 2022 the Company has a cash and restricted cash balance of $609,672 (March 31, 2022 - $6,888,322), which is comprised of cash totaling $609,672 (March 31, 2022 - $884,784), and restricted cash of nil (March 31, 2022 - $5,949,985) associated with deposits under a customer contract and restricted cash of nil (March 31, 2022 - $53,553), related to a contract for the sale of vehicles that was returned to the Company two years after the acceptance of the vehicles by the customer, both of which were on deposit at major financial institutions in the United States. The Company has no cash equivalents as at December 31, 2022 or at March 31, 2022.

4. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at December 31, 2022 in accordance with IFRS 9 and has determined that an allowance against accounts receivable of $254,574 as at December 31, 2022 (March 31, 2022 - $44,579) is warranted.

5. Finance Lease Receivable

Greenpower's wholly owned subsidiaries San Joaquin Valley Equipment Leasing Inc. ("SJVEL") and 0939181 BC Ltd. lease vehicles to several customers, and as at December 31, 2022 the Company had a total of 48 (March 31, 2022 - 48) vehicles on lease that were determined to be finance leases, and the Company had a total of 1 (March 31, 2022 - 1) vehicle on lease that was determined to be an operating lease. During the nine months ended December 31, 2022, the Company entered into $nil finance leases (December 31, 2021 - 25).

For the nine months ended December 31, 2022, selling profit on finance leases was nil (December 31, 2021 - $698,285). The following table shows changes in Finance Lease Receivables during the nine months ended December 31, 2022 and December 31, 2021:

	For the nine months	For the nine months
	Ended Dec 31, 2022	Ended Dec 31, 2021
Finance lease receivable, beginning of period	$3,395,739	$3,922,391
Net investment recognized (derecognized)	-	(100,595)
Lease payments received	(430,951)	(405,335)
Interest income recognized	186,024	291,689

Finance lease receivable, end of period	$3,150,812	$3,708,150

Current portion of Finance Lease Receivable	$703,492	$400,687

Long Term Portion of Finance Lease Receivable	$2,447,320	$3,307,463

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Nine Months Ended December 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

5. Finance Lease Receivable (continued)

As at December 31, 2022, the remaining payments to be received on Finance Lease Receivables are as follows:

Dec 31, 2022
Year 1	$971,169
Year 2	1,323,868
Year 3	326,581
Year 4	334,783
Year 5	309,000
Year 6	654,500
less: amount representing interest income	(769,089)
Finance Lease Receivable	$3,150,812
Current Portion of Finance Lease Receivable	$703,492
Long Term Portion of Finance Lease Receivable	$2,447,320

6. Inventory

The following is a listing of inventory as at December 31, 2022 and March 31, 2022:

	Dec 31, 2022	March 31, 2022

Work in Process	$11,569,669	$17,025,863
Finished Goods	34,630,326	15,228,991

Total	$46,199,995	$32,254,854

The Company's finished goods inventory is primarily comprised of EV Stars, EV Star Cab and Chassis, BEAST Type D school buses, and Nano BEAST Type A school buses. Management has sales contracts in place for many of these vehicles as well as a sales pipeline through dealers and internal sales, supported by significant funding commitments from government grants and programs.

7. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its consolidated condensed interim statement of financial position related to four properties in California and one in West Virginia (March 31, 2022 - two properties in California) for which the Company has entered into lease agreements that expire in more than one year. The carrying value of Right of Use Assets as at December 31, 2022 is $4,722,275 (March 31, 2022 - $116,678). Rental payments on the Right of Use Assets are discounted using an 8% rate of interest and capitalized on the Consolidated Condensed Interim Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Nine Months Ended December 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

7. Right of Use Assets and Lease Liabilities (continued)

For the three and nine months ended December 31, 2022, the Company incurred interest expense of $95,770 and $135,044 respectively (December 31, 2021 - $3,968 and $15,635) on the Lease Liabilities, recognized depreciation expense of $177,934 and $384,328 respectively (December 31, 2021 - $52,748 and $180,748) on the Right of Use Assets and made total rental payments of $91,993 and $299,605 respectively (December 31, 2021 - $66,410 and $217,953).

There were four additions to Right of Use Assets during the nine months ended December 31, 2022 for a 2 year lease for an office in California that commenced during May 2022, for a 1 year lease that commenced in August 2022, for a 12 year lease that commenced in August 2022 and for a lease that was assumed in July 2022 that expires in December 2024.

GreenPower entered into a Contract of Lease-Purchase with the South Charleston Development Authority for a property located in South Charleston, West Virginia totaling 6 acres and an 80,000 square foot building. The terms of the lease required no cash up front and monthly lease payments that start May 1, 2023. GreenPower is eligible for up to $1,300,000 forgiveness on the lease, calculated on a pro-rata basis for the employment up to 200 employees by December 31, 2024. GreenPower is also eligible for additional forgiveness of $500,000 for every 100 employees above the first 200. Title to the property will be transferred to GreenPower once total lease and the amount of the forgiveness reach $6.7 million. The lease liability recorded for this lease has not been reduced to reflect any contingently forgivable amounts due to the uncertainty of the attainment of employment levels required to realize these lease liability reduction benefits. The original lease agreement included terms to potentially add parcels of land totaling five acres to the lease, which if added would have increased the total lease to $8 million. The additional parcels were not added to the lease as of December 31, 2022, nor have they been added as of the current date. The following table summarizes changes in GreenPower's Right of Use Assets between March 31, 2022 and December 31, 2022:

Right of Use Assets, March 31, 2022	$116,678
Additions	4,556,416
Additions in acquisition (Note 19)	448,512
Depreciation	(384,329)
Transfer to deposit	(15,000)

Right of Use Assets, December 31, 2022	$4,722,277

The following table summarizes remaining payments on GreenPower's Lease Liabilities (undiscounted):

1 year	$791,827
thereafter	6,472,576
less amount representing interest expense	(2,288,942)
Lease liability	$4,975,461
Current Portion of Lease Liabilities	$425,729
Long Term Portion of Lease Liabilities	$4,549,732

Payments on leases that are classified as short-term leases totaled $94,037 and $173,991 for the three and nine months ended December 31, 2022 respectively (December 31, 2021 - $39,871 and $92,666) and were recognized in rent and maintenance expense. The Company has three short term leases and the remaining minimum lease payments until the end of one short term lease is $12,273, and two short term leases that are month to month have monthly rent payments of $28,285.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Nine Months Ended December 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

8. Property and Equipment

The following is a summary of changes in Property and Equipment for the nine months ended December 31, 2022:

Property and Equipment, March 31, 2022	$3,443,317
less: depreciation	(432,232)
Less: foreign exchange translation	(15,928)
less: disposals	(801,317)
plus: additions from acquisition (Note 19)	281,634
plus: purchases	222,232
Property and Equipment, December 31, 2022	$2,697,706

9. Line of Credit

As at December 31, 2022 the Company's Line of Credit had a credit limit of up to $8,000,000 (March 31, 2022 - $8,000,000). The Line of Credit bears interest at the bank's US Base Rate (December 31, 2022 - 8.00%, March 31, 2022 - 4.00%) plus 1.5%. The Line of Credit is secured by a general floating charge on the Company's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have also provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, for which the Company is currently in compliance. The availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable, and these margins are tested on a monthly basis. As of December 31, 2022 the Company had a drawn balance of $7,978,271 (March 31, 2022 - $5,766,379) on the Line of Credit.

10. Share Capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued

During the nine months ended December 31, 2022, the Company issued a total of 3,322 shares pursuant to the exercise of stock options, and 458,404 shares through the Company's at-the-market equity offering program. During the year ended March 31, 2022, the Company issued a total of 2,255,478 common shares, including 1,925,656 shares from the exercise of warrants, and 329,822 shares from the exercise of options.  As at December 31, 2022 and March 31, 2022 the Company had no shares held in escrow. During the nine months ended December 31, 2022, and twelve months ended March 31, 2022 the Company recorded $86,005, and $91,772 respectively, in share issuance costs on its Consolidated Condensed Interim Statements of Changes in Equity in regards to the issuance of shares.

At the Market Offering

In September 2022 the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the  Company for aggregate gross proceeds of up to US$20,000,000. The sale of common shares is to be made through "at-the-market distributions" ("ATM") on the NASDAQ stock exchange. During the nine months ended December 31, 2022, the Company sold 458,404 common shares of the Company under the ATM program.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Nine Months Ended December 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

10. Share Capital (continued)

The Company incurred approximately $79,000 in professional fees and other direct expenses in connection with the prospectus offering and the ATM, which was included in share issuance costs for the nine months ended December 31, 2022 (2021 - $Nil). Subsequent to the end of the quarter the Company issued a total of 1,016,045 shares under the ATM program at a weighted average price of $3.4872 per share for gross proceeds of $3,543,134 before transaction fees (Note 22).

11. Stock Options

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. Effective April 19, 2022, GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which replaced the 2019 Plan and after this date no further stock options will be granted under the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,314,803. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan").

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Nine Months Ended December 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

11. Stock Options (continued)

The Company had the following incentive stock options granted under the 2022 Plan, the 2019 Plan, and the 2016 Plan that are issued and outstanding as at December 31, 2022:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2022	Granted	Exercised	or Expired	December 31, 2022
May 26, 2022	CDN	$5.25	5,357	-	-	(5,357)	-
December 18, 2022	CDN	$3.15	14,286	-	-	(14,286)	-
May 4, 2023	CDN	$3.50	68,571	-	(2,857)	(8,571)	57,143
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	73,214	-	-	(1,429)	71,785
January 30, 2025	CDN	$2.59	281,787	-	(465)	(26,678)	254,644
February 11, 2025	CDN	$8.32	50,000	-	-	-	50,000
July 3, 2025	CDN	$4.90	41,787	-	-	(25,359)	16,428
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	139,650	-	-	(60,750)	78,900
December 10, 2026	CDN	$16.45	658,000	-	-	(104,500)	553,500
July 4, 2027	CDN	$4.25	-	15,000	-	-	15,000
November 2, 2027	US	$2.46	-	60,000	-	-	60,000
Total outstanding			1,702,652	75,000	(3,322)	(246,930)	1,527,400
Total exercisable			700,957				1,252,271
Weighted Average
Exercise Price (CDN$)			$12.94	$3.52	$3.37	$13.01	$14.39
Weighted Average Remaining Life			3.5 years				3.0 years

As at December 31, 2022, there were 833,576 stock options available for issuance under the 2022 plan, and 2,314,803 performance based awards available for issuance under the 2022 plan. During the three months ended December 31, 2022 the Company issued 60,000 stock options exercisable at US $2.46 per share and vest 25% after each of 4 months, 1 year, 2 years, and 3 years.

During the nine months ended December 31, 2022, the Company incurred share-based compensation expense with a measured fair value of $3,177,449 (December 31, 2021 - $2,787,822). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Profit and Loss.

12. Deferred Revenue

The Company recorded a Deferred Revenue balance of $12,528,950 for invoices issued to customers for the sale of all-electric buses which were not delivered as at December 31, 2022 (March 31, 2022 - $6,514,712).

	Three months ended		Nine months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Deferred Revenue, beginning balance	$12,494,113	$677,129	$6,514,712	$125,005
Additions to deferred revenue during the period	4,462,180	-	11,076,704	802,413
Deposits returned	-	(13,002)	-	(75,046)
Revenue recognized from deferred revenue	(4,427,343)	(640,413)	(5,062,466)	(828,658)

Deferred Revenue, end of period	$12,528,950	$23,714	$12,528,950	$23,714
Current portion of deferred revenue	$11,077,144	$23,714	$11,077,144	$23,714
Long term portion of deferred revenue	$1,451,806	$-	$1,451,806	$-

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Nine Months Ended December 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

13. Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivables, line of credit, accounts payable and accrued liabilities, term loan, loans payable to related parties, other liabilities and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The Company does not currently hold any financial instruments measured at fair value on the Consolidated Condensed Interim Statements of Financial Position. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Overview

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated condensed interim financial statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal credit risk on these assets. The Company assesses the credit risk of its account receivable and finance lease receivables at each reporting period end and on an annual basis. As at December 31, 2022 the Company recognized an allowance for credit losses of $254,574, against its accounts receivable (March 31, 2022 - $44,579) (Note 4).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 9).

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada.  Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Nine Months Ended December 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

13. Financial Instruments (continued)

At December 31, 2022, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

Cash	$107,131
Accounts Receivable	$243,157
Loans from related parties	$(3,670,000)
Accounts Payable and Accrued Liabilities	$(367,417)

The CDN/USD exchange rate as at December 31, 2022 was $0.7383 (March 31, 2022 - $0.8003). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $272,000 to other comprehensive income/loss.

14. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Nine Months Ended
	December 31, 2022	December 31, 2021

Salaries and Benefits (1)	$467,539	$361,160
Consulting fees (2)	$311,250	255,000
Non-cash Options Vested (3)	$1,829,998	1,589,476
Total	$2,608,787	$2,205,636

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at December 31, 2022 included $16,260 (March 31, 2022 - $243,773)  owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is  non-interest bearing, unsecured and has no fixed terms of repayment.

During the nine months ended December 31, 2022 GreenPower received loans totaling CAD$3,420,000 and US$25,000 from a company that is beneficially owned by the CEO and Chairman of the Company, and CAD$250,000 was loaned to the Company from a company beneficially owned by a Director of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. The loans mature on the earlier of (i) the date that the Borrower completes a debt or equity financing, (ii) from receipt of excess proceeds on the sale of buses or (iii) March 31, 2023. The Company has agreed to grant the lenders a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders. Both loans were on the same terms as the other related party loans, and none of the loans have matured as of the date of this report as a result of the ATM financing (Note 10).

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Nine Months Ended December 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

14. Related Party Transactions (continued)

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit (Note 9). In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share and in March 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share. During the year ended March 31, 2022 the director of the Company and the Company's CEO and Chairman exercised all of these warrants for 1,314,285 common shares of the Company.

15. Income Taxes

Income tax expense is recognized based on management's best estimate of weighted average annual income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the period ended December 31, 2022 and December 31, 2021 was 27.00%. As at December 31, 2022 and March 31, 2022 the Company has non-capital loss carry forwards available to reduce Canadian and United States taxable income for future years. The potential benefits of these carry-forward non-capital losses has not been recognized in these consolidated condensed interim financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

16. Segmented Information and Other Additional Disclosures

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric transit, school and charter buses.

The Company's revenues allocated by geography for the three months ended December 31, 2022 and 2021 are as follows:

	For the Three Months Ended
	Dec 31, 2022	Dec 31, 2021
		(as restated - Note 20)

United States of America	$12,771,180	$4,724,236
Canada	-	589,116

Total	$12,771,180	$5,313,352

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Nine Months Ended December 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

16. Segmented Information and Other Additional Disclosures (continued)

The Company's revenues allocated by geography for the nine months ended December 31, 2022 and 2021 are as follows:

	For the Nine Months Ended
	Dec 31, 2022	Dec 31, 2021
		(as restated - Note 20)

United States of America	$24,178,978	$11,827,804
Canada	$159,988	$1,095,005

Total	$24,348,746	$12,922,809

 As at December 31, 2022 and March 31, 2022 the majority of the Company's consolidated non-current assets, being property and equipment and right of use assets, are located in the United States.

17. Warranty Liability

The Company generally provides its customers with a base warranty on the entire transit, school or charter bus. The Company also provides certain extended warranties, including those covering brake systems, lower-level components, fleet defect provisions and battery-related components, covering a warranty period of approximately one to five years, depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. It is expected that some of these costs will be incurred in the next fiscal year and the remaining will be incurred beyond two years of the reporting date. The warranty provision is recorded at 3.5% of revenue from product sales.

	Nine Months Ended	Year Ended
	December 31, 2022	March 31, 2022

Opening balance	$1,042,983	$949,751
Warranty additions	847,323	456,779
Warranty disbursements	(129,007)	(278,726)
Warranty expiry	-	(85,251)
Foreign exchange translation	(1,612)	430
Total	$1,759,687	$1,042,983

Current portion	$461,244	$313,517
Long term portion	1,298,443	729,466
Total	$1,759,687	$1,042,983

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Nine Months Ended December 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

18. Litigation and Legal Matters

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. The Company does not expect the outcome of the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

19. Acquisition of Lion Truck Body

On July 7, 2022 GreenPower entered into an asset purchase agreement with Lion Truck Body Inc., a truck body manufacturer, under which Greenpower has purchased all of the assets of the business through its wholly owned subsidiary, Lion Truck Body Incorporated. GreenPower completed the acquisition in order to offer a broader product offering and to reduce the time for customers looking for a completed truck body. GreenPower's purchase of the assets of Lion Truck Body Inc. is comprised of upfront cash payments totaling $215,000, which has been paid, and remaining cash payments of $25,000 which remain subject to customary adjustments and other post-closing conditions, as well as the assumption of certain liabilities. The purchase price of $240,000 is subject to a working capital adjustment, and GreenPower's preliminary determination of this adjustment is $152,872 which results in a preliminary determination of the fair value of the cash investment for the acquisition of $87,128.

As part of the acquisition GreenPower assumed a term loan with a principal balance of $1.5 million as at July 7, 2022, an interest rate of 3.5% a maturity in May 2050, and fixed monthly payments. GreenPower has determined that the preliminary fair value of the term loan as at the acquisition date, assuming a market rate of interest of 10%, is approximately $0.8 million. Since the date of acquisition the impact on revenues and net earnings for the nine months ended December 31, 2022 were $1,355,113 and ($221,367) respectively. GreenPower has accounted for the acquisition of the assets of Lion Truck Body Inc. as a business combination under IFRS 3. In accordance with the standard, GreenPower has accounted for the acquisition using provisional amounts which are subject to adjustment to reflect new information obtained about facts that were in existence as at the acquisition date. The provisional amounts below reflect management's preliminary determination of the fair value of major categories of assets acquired, liabilities assumed and consideration transferred as at the acquisition date. Management's preliminary assessment is that there is no goodwill on the transaction.

Preliminary determination of fair value of consideration transferred
Cash purchase price	$87,128

Preliminary determination of fair value of net assets acquired
Accounts receivables	$110,310
Inventory	578,468
Equipment	281,634
Right of use asset	448,512
Other assets	2,555
Accounts payable	(83,562)
Lease liabilities	(433,512)
Loans	(817,277)

Total	$87,128

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Nine Months Ended December 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

20. Restatement

On adoption of IFRS 16 Leases, management performed an evaluation of the components of revenue and cost of sales at lease inception for leases that were determined to be finance leases. In this initial determination, management excluded the present value of the purchase option on finance leases from revenue and instead recorded the present value of the purchase option against cost of sales. During the course of the audit of the Company's financial results for the year ended March 31, 2022, and after discussion with experts and further consideration of interpretations of IFRS 16, the Company changed its determination of revenue and cost of sales at lease inception for finance leases to include the present value of the purchase option on finance leases. The Company corrected these errors and restated the presentation of revenue and cost of sales in its consolidated revenue and cost of sales in the consolidated statements of operations for the years ended March 31, 2021 and 2020, as disclosed in the Company's audited consolidated financial statements and management discussion and analysis for the years ended March 31, 2022, 2021 and 2020. There was no impact on operating income or net income from these changes, and no changes in working capital, assets, liabilities and cash flow

	3 Months Ended	9 Months Ended
	December 31, 2021	December 31, 2021

Revenue, as previously stated	$5,313,352	$12,414,317

Restatement to revenue	-	508,492

Revenue, as restated	$5,313,352	$12,922,809

Cost of sales, as previously stated	$3,837,303	$9,134,645

Restatement to cost of sales	-	508,492

Cost of sales, as restated	$3,837,303	$9,643,137

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three and Nine Months Ended December 30, 2022 and 2021
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

21. Supplemental Cash Flow Disclosure

During the period ended December 31, 2022, the company recognized right of use (ROU) assets obtained through the acquisition of Lion Truck Body Inc. See note 19 for further details including preliminary fair value of net assets and purchase price allocation. The following table provides details of interest and taxes paid during the periods indicated:

	For the nine months ended
	Dec 31, 2022	Dec 30, 2021
Interest paid	$447,944	$9,326
Taxes paid	$-	$-

Non-cash investing and financing transactions
Right of use assets additions, excluding through asset acquisition	$4,556,416	$-
Right of use assets from asset acquisition	$448,512	$-
Equipment acquired in asset acquisition	$281,634	$-
Lease liabilities assumed in asset acquisition	$433,512	$-
Loans assumed in asset acquisition	$817,277	$-

The Company recognized other income of $72,867 during the nine months ended December 31, 2022 which was a gain on the sale of land (Note 8) that completed during the quarter ended December 31, 2022. The Company recognized other income during the nine months ended December 31, 2021 from the forgiveness of a PPA loan during the period.

22. Subsequent Events

Subsequent to the end of the quarter:

  a total of 1,016,045 shares were issued under the Company's at the market offering at a weighted average price of $3.4872 per share for gross proceeds of $3,543,134 before transaction fees.